Exhibit 99.1

KAMADA LTD.
2 Holzman Street
Weizmann Science Park
P.O. Box 4081
 Rehovot 7670402, Israel
_____________________

NOTICE OF 2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder:

We cordially invite you to attend the 2017 Annual General Meeting of Shareholders of Kamada Ltd. (the "Meeting") to be held at our offices at 2 Holzman Street, Weizmann Science Park, Rehovot, Israel, on Thursday, November 30, 2017, at 2:00 p.m. (Israel time), for the following purposes:

1.	To elect seven directors to serve as members of our Board of Directors until our next annual general meeting of shareholders.

2.	Subject to the election of Ms. Gwen A. Melincoff to serve as a member of our Board of Directors, to approve our entering into an indemnification and exculpation agreement with Ms. Melincoff.

3.	Subject to the approval of Proposal 1, to approve the grant of options to each of our directors.

4.	To approve the grant of options and restricted shares to Mr. Amir London, our Chief Executive Officer.

5.	To approve an amendment to our Compensation Policy for Executive Officers and Directors, with respect to the maximum aggregate annual premium payable for directors' and officers' liability insurance.

6.
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2017 and for such additional period until our next annual general meeting.

7.	To review and discuss our consolidated financial statements for the year ended December 31, 2016.

Our Board of Directors recommends that you vote in favor of each of the proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on October 31, 2017 are entitled to notice of and to vote at the Meeting.  You can vote either by mailing in your proxy or in person by attending the Meeting.  If voting by proxy, we will generally not be able to include your vote in the tally of ordinary shares voted at the Meeting unless your proxy is received by our transfer agent or at our registered office in Israel at least 48 hours prior to the appointed time of the Meeting.  If you attend the Meeting, you may vote in person and your proxy will not be used.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee and you wish to vote in person at the Meeting, you must first obtain a "legal proxy" from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting.  If you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange and wish to vote, either by proxy or in person by attending the Meeting, you must deliver to us a proof of ownership in accordance with the Israeli Companies Law, 1999 (the "Israeli Companies Law") and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Shareholders may review the full version of the proposed resolutions in the Proxy Statement as well as the accompanying proxy card, via the website of the U.S. Securities and Exchange Commission at www.sec.gov or via the Israel Securities Authority's electronic filing system at http://www.magna.isa.gov.il or the website of the Tel Aviv Stock Exchange Ltd. at http://maya.tase.co.il, and also at our offices during regular business hours (2 Holzman Street, Weizmann Science Park, Rehovot, Israel; Tel: +972-8-9406472 (phone)).  Our company's representative is Mr. Nir Livneh, our Director of Legal Affairs (2 Holzman Street, Weizmann Science Park, Rehovot, Israel; Tel: +972-72-2748242).

Quorum

The presence, in person or by proxy, of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent of our company's voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  Any number of shareholders present, in person or by proxy, will constitute a quorum at the adjourned meeting.  This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote.

With respect to Proposals 1-3 and 6:  The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve each such proposal.

With respect to Proposals 4 and 5:  The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve each such proposal, provided that either: (i) the shares voting in favor of the proposal (excluding abstentions) include at least a majority of the shares voted by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal, or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal does not exceed two-percent (2%) of our outstanding voting rights.

We are unaware of any shareholder that would be deemed to be a controlling shareholder of our company as of the current time for purposes of Proposals 4 and 5.  A shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder for purposes of Proposals 4 and 5.  If you believe that you, or a related party of yours, may be deemed to be a controlling shareholder and you wish to participate in the vote on any of Proposals 4 and 5, you should contact our Director of Legal Affairs, Nir Livneh, at nirl@kamada.com or +972-72-2748242.

The Israeli Companies Law requires that each shareholder voting on Proposals 4 and 5 indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in each such proposal.  Otherwise, the shareholder is not eligible to vote on the proposals and his or her vote will not be counted for the purposes of the proposals.  Under the Israeli Companies Law, a "personal interest" of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) serves as a director or chief executive officer, owns at least 5% of the outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares.  Under the Israeli Companies Law, in the case of a person voting by proxy, "personal interest" includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

Sincerely, Leon Recanati Chairman of the Board of Directors

October 26, 2017

- ii -

KAMADA LTD.
2 Holzman Street
Weizmann Science Park
P.O. Box 4081
 Rehovot 7670402, Israel
_____________________

PROXY STATEMENT

2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Kamada Ltd. to be voted at the 2017 Annual General Meeting of Shareholders (the "Meeting"), and at any adjournment thereof, pursuant to the accompanying Notice of 2017 Annual General Meeting of Shareholders.  The Meeting will be held at our offices at 2 Holzman Street, Weizmann Science Park, Rehovot, Israel, on Thursday, November 30, 2017, at 2:00 p.m. (Israel time).

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following: (1) election of seven directors to serve as members of our Board of Directors until our next annual general meeting of shareholders; (2) subject to the election of Ms. Gwen A. Melincoff to serve as a member of our Board of Directors, approval of our entering into an indemnification and exculpation agreement with Ms. Melincoff; (3) subject to the approval of Proposal 1, approval of the grant of options to each of our directors; (4) approval of the grant of options and restricted shares to Mr. Amir London, our Chief Executive Officer; (5) approval of an amendment to our Compensation Policy for Executive Officers and Directors (the "Compensation Policy"), with respect to the maximum aggregate annual premium payable for directors' and officers' liability insurance; and (6) ratification and approval of the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2017 and for such additional period until our next annual general meeting.  In addition, our consolidated financial statements for the year ended December 31, 2016 will be reviewed and discussed at the Meeting.

We are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the proposals set forth in this Proxy Statement.

Who Can Vote

You are entitled to notice of, and to vote in person or by proxy at, the Meeting, if you are a holder of record of our ordinary shares as of the close of business on October 31, 2017.  You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on October 31, 2017, or which appeared in the participant listing of a securities depository on that date.  See below "How You Can Vote."

How You Can Vote

•
Voting in Person.  If you are a shareholder of record, i.e., your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company LLC, or in our register of shareholders, you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in "street name"), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a "legal proxy" from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting or, if you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange (the "TASE"), you must deliver to us a proof of ownership in accordance with the Israeli Companies Law, 1999 (the "Israeli Companies Law") and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000.

•
Voting by Proxy.  You may submit your proxy by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, if your shares are held in "street name," by following the voting instructions provided by your broker, bank trustee or nominee.  If you are a beneficial owner of shares registered in the name of a member of the TASE, you must attach to the proxy card a proof of ownership in accordance with the Israeli Companies Law and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000.  We will generally not be able to include your vote in the tally of ordinary shares voted at the Meeting unless your proxy is received by our transfer agent or at our registered office in Israel at least 48 hours prior to the designated time for the Meeting.  If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR each proposal for which the Board of Directors recommends a vote FOR.

Change or Revocation of Proxy

If you are a shareholder of record, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Director of Legal Affairs, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in "street name," you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.  If you are a beneficial owner of shares registered in the name of a member of the TASE and wish to change your voting instructions, you must contact the TASE member through which you hold your shares.

Quorum

The presence, in person or by proxy, of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent of our company's voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  Any number of shareholders present, in person or by proxy, will constitute a quorum at the adjourned meeting.  This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers' shares in street name sign and submit proxies for such shares, and vote such shares on some matters but not on others.  This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on "routine" matters, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote.

With respect to Proposals 1-3 and 6:  The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve each such proposal.

With respect to Proposals 4 and 5:  The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve each such proposal, provided that either: (i) the shares voting in favor of the proposal (excluding abstentions) include at least a majority of the shares voted by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal, or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal does not exceed two-percent (2%) of our outstanding voting rights.

We are unaware of any shareholder that would be deemed to be a controlling shareholder of our company as of the current time for purposes of Proposals 4 and 5.  A shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder for purposes of Proposals 4 and 5.  If you believe that you, or a related party of yours, may be deemed to be a controlling shareholder and you wish to participate in the vote on any of Proposals 4 and 5, you should contact our Director of Legal Affairs, Nir Livneh, at nirl@kamada.com or +972-72-2748242.

The Israeli Companies Law requires that each shareholder voting on Proposals 4 and 5 indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in each such proposal.  Otherwise, the shareholder is not eligible to vote on the proposals and his or her vote will not be counted for the purposes of the proposals.  Under the Israeli Companies Law, a "personal interest" of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) serves as a director or chief executive officer, owns at least 5% of the outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares.  Under the Israeli Companies Law, in the case of a person voting by proxy, "personal interest" includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission (the "SEC") concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of October 20, 2017 (unless otherwise indicated below) regarding the beneficial ownership by (i) each person known to us to beneficially own more than 5% of our outstanding ordinary shares; (ii) each of our directors and director nominees; and (iii) all of our current directors and executive officers as a group.

The percentage of beneficial ownership of our ordinary shares is based on 40,328,742 ordinary shares outstanding as of October 20, 2017.  Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities.  All options exercisable into ordinary shares within 60 days of the date of the table are deemed to be outstanding and beneficially owned by the shareholder holding such options for the purpose of computing the number of shares beneficially owned by such shareholder.  Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the options.  They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

Except as described in the footnotes below, we believe each shareholder has voting and investment power with respect to the ordinary shares indicated in the table as beneficially owned.

	Ordinary Shares Beneficially Owned
Name	Number	Percentage
5% or Greater Shareholders
Leon Recanati(1)	4,019,373	9.97%
Hahn Family(2)	3,666,838	9.09%
D.S. Apex Holdings group(3)	3,662,496	9.08%
Brosh Capital Partners L.P.(4)	2,495,622	6.19%
The Phoenix Holding Ltd.(5)	2,403,194	5.96%
Yelin Lepidot(6)	2,180,910	5.41%

Directors and Director Nominees
Leon Recanati(1)	4,019,373	9.97%
Dr. Michael Berelowitz(7)	1,563	*
Avraham Berger(7)	1,563	*
Jonathan Hahn(8)	3,090,189	7.66%
Dr. Abraham Havron(9)	23,305	*
Saadia Ozeri(10)	5,818	*
Gwen A. Melincoff	-	-
David Tsur(11)	1,146,287	2.82
Directors and executive officers as a group (17 persons)(12)	8,713,421	21.56%
__________________

* Less than 1% of our ordinary shares.

(1)
Mr. Recanati holds 677,479 ordinary shares directly and 3,295,644 ordinary shares indirectly through Gov Financial Holdings Ltd., a company organized under the laws of the State of Israel ("Gov").  Gov is wholly-owned by Mr. Recanati, the Chairman of our Board of Directors, who exercises sole voting and investment power over the shares held by Gov.  Includes options to purchase 46,250 ordinary shares directly held by Mr. Recanati that are exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 51.54 (or $14.75) per share, which expire between May 14, 2020 and February 27, 2023.  Does not include unvested options to purchase 8,750 ordinary shares that are not exercisable within 60 days of the date of the table.

(2)
According to Amendment No. 3 to Schedule 13G filed with the SEC on February 15, 2017, Damar Chemicals Inc., a company registered in Panama ("Damar"), directly holds 2,751,661 ordinary shares.  According to the Statement, Damar is wholly-owned by Sinara Financing S.A., which is jointly owned by Mr. Jonathan Hahn, Ms. Tamar Hahn, Mr. Nicolas Hahn and the Fundacion Martinez.  In addition, according to the Schedule 13G/A, Mr. Jonathan Hahn directly holds 313,841 ordinary shares, Ms. Tamar Hahn directly holds 288,324 ordinary shares and Mr. Nicolas Rodolfo Hahn directly holds 288,325 ordinary shares. Includes options to purchase 24,687 ordinary shares directly held by Mr. Jonathan Hahn that are exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 49.46 (or $14.16) per share, which expire between May 14, 2020 and February 27, 2023.  Does not include unvested options to purchase 5,313 ordinary shares that are not exercisable within 60 days of the date of the table.

(3)
Based solely upon, and qualified in its entirety with reference to, a notice dated September 30, 2017 submitted to our company.  To the best of our knowledge, BRM Group Ltd. and Mr. Zvi Stepak are the joint controlling shareholders of DS Apex Holdings Ltd. ("DS Apex").  BRM Group Ltd. is a private investment company beneficially owned by Messrs. Eli Barkat, Nir Barkat, and Yuval Rakavy.

(4)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13D filed with the SEC on September 13, 2017.  According to the Schedule 13D, (a) Brosh Capital Partners, L.P., a Cayman Islands limited partnership ("Brosh"), beneficially owns 1,873,146 ordinary shares; (b) Exodus Management Israel Ltd., an Israeli company, which serves as the general partner of Brosh ("Exodus GP") and as portfolio manager for a certain managed account (the "Exodus Managed Account"), may be deemed the beneficial owner of the (i) 1,873,146 ordinary shares directly owned by Brosh and (ii) 135,791 Shares held in the Exodus Managed Account; (c) Mr. Amir Efrati, who serves as the portfolio manager of each of Brosh and Exodus GP, and as the sole director and officer of Exodus GP and because of certain Power of Attorney Agreements between him and each of Mr. Aharon Biram and Ms. Deutsch, may be deemed the beneficial owner of the (i) 1,873,146 ordinary shares owned by Brosh, (ii) 135,791 ordinary shares held in the Exodus Managed Account, (iii) 213,665 ordinary shares owned by Mr. Biram and (iv) 273,020 ordinary shares owned by Ms. Esther Deutsch; (c) Mr. Aharon Biram beneficially owns 213,665 ordinary shares; and (d) Ms. Esther Deutsch beneficially owns 273,020 ordinary shares.

(5)
Based solely upon, and qualified in its entirety with reference to Amendment No. 3 to Schedule 13G filed with the SEC on August 23, 2017, the shares are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holding Ltd.  The Phoenix Holding Ltd. is a majority-owned subsidiary of Delek Group Ltd.  The majority of Delek Group Ltd.'s outstanding shares and voting rights are owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder is held by the public.  Each of the reporting persons disclaims beneficial ownership of the reported shares in excess of their actual pecuniary interest therein.

(6)	Based solely upon, and qualified in its entirety with reference to, a notice dated September 30, 2017 submitted to our company.

(7)
Subject to options to purchase 1,563 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at an exercise price of NIS 15.20 (or $4.35) per share, which expire on February 27, 2023.  Does not include unvested options to purchase 3,437 ordinary shares that are not exercisable within 60 days of the date of the table.

(8)
Based upon Amendment No. 2 to Schedule 13G filed with the SEC on February 16, 2016, Mr. Jonathan Hahn directly holds 313,841 ordinary shares.  In addition, according to the Schedule 13G/A, Mr. Hahn holds 25% of the shares of Sinara, which holds 100% of the shares of Damar, which directly holds 2,751,661 ordinary shares.  Also includes options to purchase 24,687 ordinary shares directly held by Mr. Jonathan Hahn that are exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 49.46 (or $14.16) per share, which expire between May 14, 2020 and February 27, 2023.

(9)
Includes 1,742 shares owned by Operon Consultants Ltd., which is wholly-owned by Dr. Havron.  Includes options to purchase 21,563 ordinary shares directly held by Mr. Havron that are currently exercisable or exercisable within 60 days of the date of the table, at an exercise price of NIS 53.92 (or $15.44) per share, which expire on May 14, 2020.  Does not include unvested options to purchase 3,437ordinary shares that are not exercisable within 60 days of the date of the table.

(10)
Mr. Saadia Ozeri holds 4,255 ordinary shares directly.  Includes options to purchase 1,563 ordinary shares, at an exercise price of NIS 15.20 (or $4.35) per share, which expire on February 27, 2023.  Does not include unvested options to purchase 3,437 ordinary shares that are not exercisable within 60 days of the date of the table.

(11)
Mr. Tsur holds 771,287 ordinary shares directly. Includes options to purchase 375,000 ordinary shares exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 44.03 (or $12.61) per share, which expire between June 8, 2018 and May 14, 2020.  Does not include unvested options to purchase 6,875 ordinary shares that are not exercisable within 60 days of the date of the table.

(12)	See footnotes (1)-(11) for certain information regarding beneficial ownership.

Compensation of Executive Officers

For information regarding the compensation incurred by us in relation to our executive officers and our Active Deputy Chairman of the Board of Directors, including share-based compensation, for the year ended December 31, 2016, see "Item 6. Directors, Senior Management and Employees — Compensation of Executive Officers" of our annual report on Form 20-F for the year ended December 31, 2016 filed with the SEC on March 1, 2017.

5

PROPOSAL 1
ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Under our articles of association, the number of directors on our Board of Directors shall be no less than five and no more than 11.  Our Board of Directors is currently comprised of eight directors, including six independent directors within the meaning of the NASDAQ Listing Rules.

Each of our directors holds office until the first annual general meeting of shareholders following his or her appointment (unless the tenure of such director expires earlier or a director is removed from office pursuant to the Israeli Companies Law).

At the Meeting, each of our current directors (other than Mr. Avraham Berger) is standing for reelection, to hold office until our next annual general meeting of shareholders, subject to our articles of association.  All of the directors standing for reelection at the Meeting were elected to serve in such capacity by our shareholders at our 2016 annual general meeting of shareholders, other than Ms. Gwen A. Melincoff, who was appointed to serve as a director by our Board of Directors in February 2017, to hold office until our next annual general meeting of shareholders, and is standing for election by our shareholders for the first time at the Meeting.

Mr. Avraham Berger, who has served on our board of directors since August 2016, was initially elected as an external director (within the meaning of the Israeli Companies Law) and served in such capacity until January 30, 2017, since which time he has served as an ordinary (non-external) director, following our adoption of a recently enacted exemption from the requirement to appoint external directors in accordance with Israeli law.  In accordance with such exemption, Avraham Berger will continue to serve as an ordinary (non-external) director until our 2018 annual general meeting, and may thereafter be re-elected as a director in accordance with the Companies Law.

In accordance with the Israeli Companies Law, each of the nominees for election to our Board of Directors has certified to us that he or she meets all the requirements of the Israeli Companies Law for election as a director of a public company, and possesses the necessary qualifications and is able to dedicate sufficient time, to fulfill his or her duties as a director of our company, taking into consideration our company's size and special needs.

Nominees for Director

The following information is provided with respect to each director nominee based upon our records and information provided to us by each nominee.

Leon Recanati has served on our Board of Directors since May 2005 and has served as Chairman since March 2013. Mr. Recanati currently serves as a board member of Evogene Ltd., a plant genomics company listed on the TASE and New York Stock Exchange.  Mr. Recanati is also a board member of the following private companies: GlenRock Israel Ltd., GlenRock Medical, Gov, Govli Limited, Microbes Inc., RelTech Holdings Ltd., Legov Ltd., Insight Capital Ltd., Shavit Capital Funds and Rainbow Medical Ltd. Mr. Recanati currently serves as the Chairman and Chief Executive Officer of GlenRock. Previously, Mr. Recanati was Chief Executive Officer and/or Chairman of IDB Holding Corporation; Clal Industries Ltd.; Azorim Investment Development and Construction Co Ltd.; Delek Israel Fuel Corporation; and Super-Sol Ltd. Mr. Recanati also founded Clal Biotechnologies Industries Ltd., a biotechnology investment company operating in Israel. Mr. Recanati holds an MBA degree from the Hebrew University of Jerusalem and Honorary Doctorates from the Technion – Israel Institute of Technology and Tel Aviv University.

Dr. Michael Berelowitz has served on our board of directors since August 2015.  Dr. Berelowitz brings over 40 years of clinical development and academic research experience, including 15 years of pharmaceutical development experience with Pfizer, Inc. From 2011 through 2015, Dr. Berelowitz served as a member of the board of directors of the Endocrine Fellows Foundation and Oramed Pharmaceuticals Inc. and currently serves as the chair of the corporate governance and nominations committee and is a member of the audit comment of Recro Pharma, Inc. Dr. Berelowitz also serves as a member of the board of directors of Cellect Biotechnology Ltd. since March 2017. While at Pfizer, Dr. Berelowitz was Senior Vice President and Head of Clinical Development and Medical Affairs in the Specialty Care Business Unit. Dr. Berelowitz held various other roles at Pfizer, beginning as a Medical Director in the Diabetes Clinical Research team and then assuming positions of increasing responsibility. Prior to that, Dr. Berelowitz spent a number of years in academia and has held appointments at the University of Chicago, University of Cincinnati College of Medicine, SUNY at StonyBrook and, most recently, Mount Sinai School of Medicine. Dr. Berelowitz holds a MBChB degree from University Of Cape Town- School of Medicine.

Jonathan Hahn has served on our Board of Directors since March 2010. Mr. Hahn currently serves as the President and a director of Tuteur, where he has been since 2013. Prior to that, Mr. Hahn served as Strategic Planning Manager at Tuteur and held a business development position in Forest Laboratories, Inc., based in New York. Mr. Hahn holds a BA degree from San Andrés University and an MBA degree from New York University — Stern School of Business, with specializations in Finance and Entrepreneurship.

Dr. Abraham Havron has served on our Board of Directors since March 2011. Mr. Havron was initially elected as an external director (within the meaning of the Companies Law) and served in such capacity until January 30, 2017, since which time he has served as an ordinary (non- external) director.  From 2005 to 2014, Dr. Havron has served as the Chief Executive Officer and a director of PROLOR Biotech Ltd., which in 2013 merged with OPKO Health Inc. Dr. Havron is a 35-year veteran of the biotechnology industry and was a member of the founding team and Director of Research and Development of Interpharm Laboratories Ltd. (a subsidiary of Merck Serono S.A.) from 1980 to 1987.  Dr. Havron served as Vice-President Manufacturing and Process-Development of BioTechnology General Ltd., based in Rehovot, Israel (now, a subsidiary of Ferring Pharmaceuticals) from 1987 to 1999; and Vice President and Chief Technology Officer of Clal Biotechnology Industries Ltd. from 1999 to 2003. Dr. Havron also serves as a member of the board of directors of Collplant Holdings Ltd. (TASE: CLPT) since May 2016. Since 2014, Dr. Havron has also served on the board of directors of MediWound Ltd. (Nasdaq: MDWD) until June 2017 and Enlivex Theraputics Ltd., a private company.  Dr. Havron earned his PhD in Bio-Organic Chemistry from the Weizmann Institute of Science, and served as a Research Fellow at the Harvard Medical School, Department of Radiology.

Saadia Ozeri has served on our Board of Directors since May 2016.  Mr. Ozeri has extensive experience across a broad range of industries and geographies in business strategy, management and financing.  Since August 2013, Mr. Ozeri has served as the Chief Executive Officer of Kuf Dalet (104) Ltd., a private holding company engaged in investments in technology, real estate and infrastructure.  Mr. Ozeri also serves as the Chairman of the Board of Rotshtein Nadlan Ltd., a real estate public company traded on the TASE.  Since December 2007, Mr. Ozeri has provided consulting services to the Hahn family, including with respect to its holdings in our Company.  Mr. Ozeri served as our Chief Financial Officer from 2004 to 2007, leading our initial public offering and listing on the TASE.  Mr. Ozeri holds a BA degree (majoring in Accountancy) from the College of Management – Academic Studies and is a certified public accountant in Israel.

David Tsur has served as Active Deputy Chairman of our Board of Directors since July 2015 on a half-time basis. Prior to that, Mr. Tsur served as our Chief Executive Officer and a director since our inception. Mr. Tsur also serves as a member of the board of directors of Collplant Holdings Ltd. (TASE: CLPT) since March 2017. Prior to co-founding Kamada in 1990, Mr. Tsur served as Chief Executive Officer of Arad Systems and RAD Chemicals Inc. Mr. Tsur has also held various positions in the Israeli Ministry of Economy and Industry (formerly named the Ministry of Industry and Trade), including Chief Economist and Commercial Attaché in Argentina and Iran. Mr. Tsur holds a BA degree in Economics and International Relations and an MBA in Business Management, both from the Hebrew University of Jerusalem.

Gwen A. Melincoff was appointed by our Board of Directors in January 2017.  Ms. Melincoff has over 25 years of leadership experience in the biotechnology and pharmaceutical industries. Her experience has spanned public and private company boards, venture financing, business development, licensing, mergers and acquisitions, research operations, marketing, product management and project management. Ms. Melincoff is an advisor to Phase 1 Ventures and Verge Genomics. From August 2014 to September 2016, she served as Vice President of Business Development at BTG International Inc. a UK- specialist healthcare company. From September 2004 to the December 2013, Ms. Melincoff was Senior Vice President of Business Development at Shire Pharmaceuticals. Additionally, from 2010 to 2013 she led the Strategic Investment Group (SIG). Ms. Melincoff served as a board member/board observer at Tobira Therapeutics (acquired by Allergan), DBV Technologies, AM Pharma, ArmaGen Technologies, Promethera Biosciencs, Naurex Inc. (acquired by Allergan) and Enterome. Ms. Melincoff was named a "Top Women in Biotech 2013" by Fierce Biotech as well as being named to the Powerlist 100 of Corporate Venture Capital in 2012 and 2013. Prior to joining Shire, Ms. Melincoff held managerial and business development position at various pharmaceutical companies such as Adolor Corporation. Ms. Melincoff has a B.S in Biology, a Master's of Science in Management, and has attained the designation of the Certified Licensing Professional (CLP™).

As permitted by the NASDAQ Listing Rules, we follow Israeli law and practice rather than the NASDAQ requirement for independent direct oversight over our director nominations process.  In accordance with Israeli law and practice, directors are recommended by our Board of Directors for election by our shareholders.  Under a voting agreement entered into on March 6, 2013, the Recanati Group, on the one hand, and the Damar Group, on the other hand, each agreed to vote the ordinary shares beneficially owned by them in favor of the election of director nominees designated by the other group as follows: (i) three director nominees, so long as the other group beneficially owns at least 7.5% of our outstanding share capital, (ii) two director nominees, so long as the other group beneficially owns at least 5.0% (but less than 7.5%) of our outstanding share capital, and (iii) one director nominee, so long as the other group beneficially owns at least 2.5% (but less than 5.0%) of our outstanding share capital.  In addition, to the extent that after the designation of the foregoing director nominees there are additional director vacancies, each of the Recanati Group and Damar Group have agreed to vote the ordinary shares beneficially owned by them in favor of such additional director nominees designated by the party who beneficially owns the larger voting rights in our company.

We are not aware of any reason why the nominees, if elected, would be unable or unwilling to serve as directors.  Should the nominees be unavailable for election, the proxies will be voted for substitute nominees designated by our Board of Directors.

If elected at the Meeting, the director nominees will be paid an annual fee and per-meeting fees in the maximum amounts payable from time to time for such fees by us under the Second and Third Addendums to the Companies Regulations (Rules Regarding Compensation and Expense Reimbursement of External Directors), 2000 (the "Compensation Regulations"), other than Saadia Ozeri, who has financial and accounting expertise and is deemed an expert director (in each case within the meaning of the Israeli Companies Law and the regulations thereunder), who shall be paid an annual fee and per-meeting fees in the maximum amounts payable from time to time for such fees by us under the Fourth Addendum to the Compensation Regulations.  In addition, our current directors standing for re-election at the Meeting, if re-elected, shall continue to benefit from directors' and officers' indemnification and exculpation agreements previously entered into with each of them, as well as from directors' and officers' liability insurance as we shall procure from time to time.  In addition, the Compensation Committee recommended, and our Board subsequently approved, subject to shareholder approval, our entering into a directors' and officers' indemnification and exculpation agreement, in the same form as previously approved by the shareholders, with Ms. Gwen A. Melincoff, if elected at the Meeting (see Proposal 2), and she will also benefit from directors' and officers' liability insurance as we shall procure from time.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to elect as directors the nominees named above.

The Board of Directors recommends a vote FOR the election of each nominee for director named above.

PROPOSAL 2
APPROVAL OF INDEMNIFICATION AND EXCULPATION AGREEMENT WITH MS. MELINCOFF
(Item 2 on the Proxy Card)

Under the Israeli Companies Law, a company may indemnify a director for the following liabilities, payments and expenses incurred for acts performed by him or her, as an office holder (within the meaning of the Israeli Companies Law), either pursuant to an undertaking given by the company in advance of the act or following the act, provided its articles of association authorize such indemnification:

•
a monetary liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator's award approved by a court.  However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company's activities when the undertaking to indemnify is given, and to an amount, or according to criteria, determined by the board of directors as reasonable under the circumstances.  Such undertaking shall detail the foreseen events and amount or criteria mentioned above;

•
reasonable litigation expenses, including reasonable attorneys' fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent (mens rea); and (2) in connection with a monetary sanction; and

•
reasonable litigation expenses, including attorneys' fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent (mens rea).

Under the Israeli Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty, but may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care, but provided that a provision authorizing such exculpation is included in the company's articles of association.  Our articles of association include such a provision.  However, pursuant to our Articles of Association, we may not exculpate an office holder for an action or transaction in which a controlling shareholder or any other office holder (including an office holder who is not the office holder we have undertaken to exculpate) has a personal interest (within the meaning of the Companies Law).  We also may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Israeli Companies Law, a company may not indemnify or exculpate an office holder against any of the following:

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a breach of the duty of loyalty, except for indemnification for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine or penalty levied against the office holder.

Our articles of association permit us to indemnify and exculpate our office holders to the fullest extent permitted under the Israeli Companies Law (other than indemnification for litigation expenses in connection with a monetary sanction); provided that we may not exculpate an office holder for an action or transaction in which a controlling shareholder or any other office holder (including an office holder who is not the office holder we have undertaken to exculpate) has a personal interest (within the meaning of the Israeli Companies Law).

We have entered into indemnification and exculpation agreements with all of our office holders (other than Ms. Melincoff) exculpating them from a breach of their duty of care to us to the fullest extent permitted by the Israeli Companies Law (provided that we may not exculpate an office holder for an action or transaction in which a controlling shareholder or any other office holder (including an office holder who is not the office holder we have undertaken to exculpate) has a personal interest (within the meaning of the Israeli Companies Law)) and undertaking to indemnify them to the fullest extent permitted by the Israeli Companies Law (other than indemnification for litigation expenses in connection with a monetary sanction), to the extent that these liabilities are not covered by insurance.  This indemnification is limited to events determined as foreseeable by our board of directors based on our activities, as set forth in the indemnification agreements.  Under such agreements, the maximum aggregate amount of indemnification that we may pay to all of our office holders together is (i) for office holders who joined our company before May 31, 2013, the greater of 30% of the shareholders' equity according to our most recent financial statements (audited or reviewed) at the time of payment and NIS 20 million, and (ii) for office holders who joined our company after May 31, 2013, 25% of the shareholders equity according to our most recent financial statements (audited or reviewed) at the time of payment.

On February 23, 2017 and September 17, 2017, our Compensation Committee and Board of Directors, respectively, approved, subject to shareholder approval, our entering into an indemnification and exculpation agreement with Ms. Melincoff, subject to her election as a director at the Meeting, effective as of the date of her appointment as a director by our Board of Directors.  The form of the indemnification and exculpation agreement to be entered into with Ms. Melincoff is the form of indemnification and exculpation agreement approved by our shareholders at our 2015 annual general meeting, which form is consistent with our current Compensation Policy and as proposed to be amended at the Meeting (see Proposal 5 below).

Accordingly, we propose that, subject to the election of Mr. Melincoff as a director at the Meeting, our shareholders approve our entering into an indemnification and exculpation agreement with her, in the form described above, effective as of the date of her appointment as a director by our Board of Directors.

Under the Israeli Companies Law, the payment of compensation to a director, including an undertaking to indemnify and exculpate a director, in a manner that is consistent with a company's compensation policy, must be approved by the compensation committee, board of directors and shareholders of that company, in that order

It is therefore proposed that at the Meeting, the following resolution be adopted:

"RESOLVED, subject to the election of Gwen A. Meloncoff as a director, to approve the Company's entering into an indemnification and exculpation agreement with her, in the form described in the Proxy Statement for the 2017 Annual General Meeting of Shareholders, effective as of the date of her appointment as a director by our Board of Directors."

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL 3
APPROVAL OF THE GRANT OF OPTIONS TO DIRECTORS
(Item 3 on the Proxy Card)

As an incentive for the continued activities and efforts of the members of our Board of Directors, our Compensation Committee and Board of Directors have approved, subject to shareholder approval, the grant of options to purchase 5,000 ordinary shares to each of our current directors, subject to their reelection at the Meeting.  The options shall be exercisable on a cashless basis based on an exercise price of NIS 21.99 (approximately $6.30) per share (which, in accordance with our Compensation Policy, is equal to the higher of (i) the average closing price of our ordinary shares on the TASE during the 30 trading days prior to the date of the approval of the option grant by our Board of Directors plus 5% and (ii) the closing price of our ordinary shares on the TASE on the date of the approval of the option grant by our Board of Directors).  The options will vest over a period of four years in 13 installments: 25% of the options will vest on the first anniversary of the grant date and 6.25% of the remaining options will vest at the end of each quarter thereafter.  The options will be exercisable for 6.5 years following the date of grant and all unexercised options will expire immediately thereafter.  The options will be granted under our 2011 Israeli Award Option Plan.  The award of the options and their terms are in accordance with our current Compensation Policy and as proposed to be amended at the Meeting (see Proposal 5 below).

Under the Israeli Companies Law, the payment of compensation, including the grant of options, to a director, which is consistent with a company's compensation policy must be approved by the compensation committee, board of directors and shareholders, in that order.  On July 31, 2017, our Compensation Committee and Board of Directors approved, subject to shareholder approval, the grant of the options described above to our directors.

It is therefore proposed that at the Meeting the following resolution be adopted:

"RESOLVED, to grant to each of the Company's directors, subject to their reelection at the Meeting, options to purchase 5,000 ordinary shares of the Company.  The options shall be granted under the Company's 2011 Israeli Award Option Plan and the terms of such option grants, including the exercise price and vesting terms, shall be as described in the Proxy Statement for the 2017 Annual General Meeting of Shareholders."

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL 4
APPROVAL OF GRANT OF OPTIONS AND RESTRICTED SHARES TO OUR CHIEF EXECUTIVE OFFICER
(Item 4 on the Proxy Card)

Mr. Amir London has served as our Chief Executive Officer since July 2015.  Prior to that, from December 2013, Mr. London served as our Senior Vice President, Business Development. Mr. London has over 20 years of senior management and international business development experience. From 2011 to 2013, Mr. London served as the Chief Operating Officer of Fidelis Diagnostics, a U.S.-based provider of innovative in-office medical diagnostic services.  Earlier in his career, from 2009 to 2011, Mr. London was the Chief Executive Officer of Promedico, a leading Israeli-based healthcare distribution company, and the General Manager of Cure Medical, from 2006 to 2009, providing contract manufacturing services for clinical studies, as well as home-care solutions. From 1995 to 2006, Mr. London was a partner with Tefen, an international, publicly-traded operations management consulting firm, where he was responsible for the firm's global biopharma practice.  Mr. London holds a B.Sc. degree in Industrial and Management Engineering from the Technion – Israel Institute of Technology.

Our company's policy is to grant options to our employees and executive officers on an annual basis.  According to such policy, our Compensation Committee and Board of Directors have approved, subject to shareholder approval, a grant to Mr. London of options to purchase 18,000 ordinary shares and 6,000 restricted ordinary shares.  The options shall be exercisable on a cashless basis at an exercise price equal to NIS 21.99 (approximately $6.30 per share (which, in accordance with our current Compensation Policy and as proposed to be amended at the Meeting (see Proposal 5 below), is equal to the higher of (i) the average closing price of our ordinary shares on the TASE during the 30 trading days prior to the date of the approval of the option grant by our Board of Directors plus 5% and (ii) the closing price of our ordinary shares on the TASE on the date of the approval of the option grant by our Board of Directors).  The options and restricted shares will vest over a period of four years in 13 installments: 25% of the options and restricted shares will vest on the first anniversary of the grant date and 6.25% of the remaining options and restricted shares will vest at the end of each quarter thereafter.  The options will be exercisable for 6.5 years following the date of grant and all unexercised options will expire immediately thereafter.  The options and restricted shares will be granted under our 2011 Israeli Award Option Plan.

The award of the options and restricted shares to Mr. London and their terms are in accordance with our current Compensation Policy and as proposed to be amended at the Meeting (see Proposal 5 below).

Under the Israeli Companies Law, the payment of compensation, including the grant of options and restricted shares, to a chief executive officer that is consistent with a company's compensation policy must be approved by the compensation committee, board of directors and shareholders by a special majority, in that order.

It is therefore proposed that at the Meeting the following resolution be adopted:

"RESOLVED, to approve the grant to Mr. London of options to purchase 18,000 ordinary shares of the Company and 6,000 restricted ordinary shares, under the Company's 2011 Israeli Award Option Plan.  The terms of such option grant and restricted shares, including the exercise price of the options and the vesting terms of the awards, shall be as described in the Proxy Statement for the 2017 Annual General Meeting of Shareholders."

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution, provided that either: (i) the shares voting in favor of the proposal (excluding abstentions) include at least a majority of the shares voted by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal, or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter does not exceed two-percent of our outstanding voting rights.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal.  For details regarding the meaning of "personal interest," see "Vote Required for Approval of the Proposals" above.

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL 5
APPROVAL OF AMENDMENT TO COMPENSATION POLICY FOR EXECUTIVE OFFICERS AND DIRECTORS
(Item 5 on the Proxy Card)

Under the Israeli Companies Law, a public company is required to adopt a compensation policy, which sets forth the terms of service and employment of office holders, including the grant of any benefit, payment or undertaking to provide payment, any exemption from liability, insurance or indemnification, and any severance payment or benefit.  Such compensation policy must comply with the requirements of the Israeli Companies Law.  The compensation policy must be approved at least once every three years, by the board of directors, after considering the recommendations of the compensation committee, and by the shareholders by a special majority (as described below).  In addition, the board of directors is required to periodically examine the compensation policy, as well as the need to adjust the policy in the event of a material change in the circumstances prevailing at the time of the adoption of the compensation policy or for other reasons.

The compensation policy must be determined and later reevaluated according to certain factors, including: (i) the advancement of a company's objectives, business plan and its long-term strategy; (ii) the creation of appropriate incentives for executives, while considering (among other things) the company's risk management policy; (iii) the size and the nature of the company's operations; and (iv) with respect to variable compensation, the contribution of the office holder towards the achievement of the company's long-term goals and the maximization of its profits, all with a long-term objective and in accordance with the position of the office holder.  The compensation policy must include certain principles and provisions set forth in the Israeli Companies Law.

Our current Compensation Policy, which was approved by our shareholders on August 30, 2016, applies to our chief executive officer, members of our executive management, each person fulfilling such positions even if his or her title is different, and directors.  The Compensation Policy was drafted and approved in accordance with the requirements of the Israeli Companies Law and determines (among other things) the amount of the compensation of our office holders, its components, the maximum values for the various components of compensation and the method for determining compensation.

Our Compensation Policy provides (among things) that office holders (within the meaning of the Israeli Companies Law) shall be covered by directors' and officers' liability insurance which we shall acquire, from time to time, subject to applicable law or regulation.  Under the Israeli Companies Law, the procurement of directors' and officers' liability insurance generally requires shareholder approval; however, under the Israeli Companies Regulations (Relief from Related Party Transactions), 2000, the procurement of directors' and officers' liability insurance shall not require shareholder approval and may be approved only by the compensation committee, if the terms of the insurance are set forth in the compensation policy and the compensation policy was adopted by the shareholders by a special majority, as set forth in the Israeli Companies Law, provided that the insurance is on market terms and is not likely to materially impact the profitability of the company or its assets or obligations.

Accordingly, our current Compensation Policy provides that the acquisition, extension, renewal or replacement of any such directors' and officers' liability insurance may be approved solely by our compensation committee provided that (i) the liability coverage does not exceed $30,000,000 (for each claim and in the aggregate) and the aggregate annual premium does not exceed $270,000, and the side "A" directors and officers liability coverage does not exceed $5,000,000 (for each claim and in the aggregate) and its aggregate annual premium does not exceed $30,000; and (ii) the insurance is on market terms and shall not have a material impact on our profitability, assets or liabilities, which we refer to as the "D&O Insurance Framework".

In view of the recent market increases in premiums for directors' and officers' liability insurance, our Compensation Committee and Board of Directors have approved, subject to shareholder approval, an increase in the maximum annual premium included in the D&O Insurance Framework set forth in the Compensation Policy to an aggregate annual premium that does not exceed $400,000.  Other than the foregoing increase in the annual premium, the terms of the D&O Insurance Framework set forth in the Compensation Policy shall remain as currently in effect.

Under the Israeli Companies Law, the amendment of our Compensation Policy must be approved by the compensation committee, board of directors and shareholders by a special majority, in that order.  On August 31, 2017 and September 17, 2017, our Compensation Committee and Board of Directors, respectively, approved, subject to shareholder approval, the proposed amendment to our Compensation Policy, while taking into account the considerations, principles and provisions set forth in the Israeli Companies Law.

It is therefore proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that the amendment to the Compensation Policy of the Company with respect to the maximum annual premium payable for directors' and officers' liability insurance, as set forth in the Proxy Statement for the 2017 Annual General Meeting of Shareholders be, and hereby is, approved and adopted."

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution, provided that either: (i) the shares voting in favor of the matter (excluding abstentions) include at least a majority of the shares voted by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter, or (ii) the total number of shares voted against the matter by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter does not exceed two-percent of our outstanding voting rights.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal.  For details regarding the meaning of "personal interest," see "Vote Required for Approval of the Proposals above.

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL 6
RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
(Item 6 on the Proxy Card)

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2017 and for such additional period until our next annual general meeting, pursuant to the recommendation of our Audit Committee and Board of Directors.  Kost Forer Gabbay & Kasierer has no relationship with us or any of our subsidiaries except as independent registered public accountants and, from time to time and to a limited extent, as tax consultants and providers of some audit-related services.

In accordance with our Articles of Association and as permitted by the Israeli Companies Law, our Board of Directors is authorized to determine the compensation of our independent registered public accountants.  Our Board of Directors will determine such compensation following the pre-approval and recommendation of our Audit Committee.  For details regarding the fees billed to us by Kost Forer Gabbay & Kasierer for professional services rendered in 2016, see "Item 16C. Principal Accountant Fees and Services" of our annual report on Form 20-F for the year ended December 31, 2016.

It is therefore proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that the appointment Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent registered public accountants of the Company for the year ending December 31, 2017 and for such additional period until the next annual general meeting, be and hereby is ratified and approved."

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

REVIEW AND DISCUSSION OF CONSOLIDATED FINANCIAL STATEMENTS

Our Board of Directors has approved, and our representative will present to the shareholders for review and discussion at the Meeting, our audited consolidated financial statements for the year ended December 31, 2016.  This Item will not involve a shareholder a vote.

Our audited consolidated financial statements for the year ended December 31, 2016, which form part of our annual report on Form 20-F for the year ended December 31, 2016 filed with the SEC on March 1, 2017, are available on our website at www.kamada.com or through the EDGAR website of the SEC at www.sec.gov or through the Magna website of the Israel Securities Authority at www.magna.isa.gov.il. Shareholders may receive a hard copy of the annual report on Form 20-F containing the consolidated financial statements free of charge upon request.  None of the audited consolidated financial statements, the Form 20-F nor the contents of our website form part of the proxy solicitation material.

SHAREHOLDER PROPOSALS

Any shareholder who intends to present a proposal at the Meeting must satisfy the requirements of the Israeli Companies Law and the regulations promulgated thereunder.  Under Section 66(b) of the Israeli Companies Law, only shareholders who severally or jointly hold at least 1% of or outstanding voting rights are entitled to request that our Board of Directors include a proposal at a future shareholder meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting, by submitting such proposal within seven days of publication of a company's notice with respect to its general meeting of shareholders.  Accordingly, any such shareholders may request to include a proposal on the agenda of the Meeting by submitting their proposals in writing to Mr. Nir Livneh, our Director of Legal Affairs, at the following address: 2 Holzman Street, Weizmann Science Park, Rehovot, Israel, Attention: Director of Legal Affairs.  For a shareholder proposal to be considered for inclusion at the Meeting, our Director of Legal Affairs must receive the written proposal, together with the accompanying documentation and information required to be submitted under Israeli law, no later than November 2, 2017. If our Board of Directors determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law for inclusion on the agenda on the Meeting, we will publish a revised agenda for the Meeting no later than November 9, 2017, by way of issuing a press release or submitting a Report on Form 6-K to the SEC.

OTHER MATTERS

Our Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of 2017 Annual General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors, Leon Recanati Chairman of the Board of Directors

Date: October 26, 2017